EXHIBIT 99.13

NEWS RELEASE	September 19, 2005

ACCLAIM AND STARPOINT TO MERGE TO

CREATE A NEW BENCHMARK ENERGY TRUST; SEEK NYSE LISTING; CREATE GROWTH-ORIENTED EXPLORECO

The New Trust will be among the largest and highest quality energy trusts in North America, with an asset base, growth prospects and management team poised to deliver superior unitholder returns.

Acclaim and StarPoint Unitholders will also receive shares in an exciting new junior exploration company.

CALGARY, ALBERTA (AE.UN; SPN.UN – TSX) – Acclaim Energy Trust (“Acclaim”) and StarPoint Energy Trust (“StarPoint”) are pleased to announce that they have entered into an agreement (the “Combination Agreement”) that provides for the combination of Acclaim and StarPoint to form a new benchmark energy trust (“New Trust”).   The New Trust will be one of the largest conventional oil and gas trusts in North America, with an enterprise value of more than $5 billion.  Upon completion of the transaction the New Trust will operate under a new name to be released at a later date.

Under the terms of the Combination Agreement, the merger of equals will be accomplished by way of a trust unit exchange on a tax-deferred basis in Canada. Each Acclaim unitholder will receive 0.8333 of a New Trust unit for each unit they own, and each StarPoint unitholder will receive 1.000 of a New Trust unit for each unit they own.  The exchange ratio was determined as an “at market” merger based on the weighted average trading prices for the 20 trading days ended Friday, September 16, 2005.  On completion of the merger, Acclaim unitholders will own approximately 47 percent and StarPoint unitholders will own approximately 53 percent of the New Trust.  The merger agreement provides that the parties will make application to inter-list the trust units of the New Trust on the New York Stock Exchange following the closing of the transaction.

In addition, unitholders in both Trusts will receive common shares in a new publicly-listed growth oriented junior exploration company (“Exploreco”), with assets from both Acclaim and StarPoint. Each Acclaim unitholder will receive 0.0833 of a common share in Exploreco for each Acclaim unit held; while each StarPoint unitholder will receive 0.1000 of a common share in Exploreco for each unit held.  Under the Combination Agreement, each Acclaim unitholder will also receive 0.0175 of an arrangement warrant for each Acclaim unit held and each StarPoint unitholder will receive 0.0210 of an arrangement warrant for each StarPoint unit held.  Each full arrangement warrant will be exercisable into one common share of Exploreco at an exercise price equal to the net asset value per share (approximately $2.44 per share) for a period of 30 days from the effective date of the transaction.

Holders of Acclaim and StarPoint exchangeable shares will participate in the merger on the same basis as holders of Acclaim units and StarPoint units.

The transaction is subject to regulatory approval and unitholder approval by at least 66 2/3 percent of each of Acclaim and StarPoint unitholders.  It is expected that the unitholder meetings related to such approvals will be held in December 2005 and the transaction is expected to close in early January 2006.

A joint information circular regarding the combination is expected to be mailed to unitholders of Acclaim and StarPoint in November 2005.  Both Boards of Directors have unanimously endorsed the combination and have received fairness opinions from their respective financial advisors.

Profile of the “New Trust”

The strategic combination of these two trusts will create the third largest conventional oil and gas trust in North America with the following attributes:

•                  Significant enterprise value of over $5 billion

•                  Stable, long-life reserve base in excess of 230 mmboe on a proven plus probable basis (NI 51-101 compliant), with an RLI of approximately 9 years

•                  Diversified current production base of approximately 75,000 boe/d; weighted 65 percent towards primarily light oil and 35 percent to natural gas

•                  Cash flows at current commodity prices of over $1 billion on an annualized basis

•                  High-quality, low-risk development drilling inventory of more than 1,000 drilling locations for long life light oil and natural gas – representing a drilling inventory of more than four years

•                  Conservative balance sheet with proforma net debt (including convertible debentures) of less than 1.0x forward cash flow

•                  Industry leading technical team

“Uniting these two premier trusts will create a new benchmark energy trust that has substantial financial strength, and a great asset and opportunity base. The synergies of this combined trust will allow our unitholders to participate in an entity that has access to a number of Canada’s highest quality conventional oil and gas plays,” said J. Paul Charron, President and CEO, Acclaim Energy Trust.

“The New Trust will be well-positioned to create long-term value for unitholders through a high quality, long life asset base, a strong balance sheet and an extensive drilling inventory.  The combination of these two strong organizations will provide the opportunity to achieve far greater results than either could have achieved individually,” said Paul Colborne, President and CEO, StarPoint Energy Trust.

Governance:

The New Trust will be led by Mr. J. Paul Charron as President and CEO, as well as the remainder of Acclaim’s existing management team.  Mr. Murray Mason, StarPoint’s VP Production, will join the New Trust’s management team to ensure a smooth integration of StarPoint’s properties with Acclaim’s properties. The New Trust’s Board of Directors will initially consist of nine members and will be comprised of the current eight directors of Acclaim with the addition of Paul Colborne.

Increased Distributions:

The New Trust’s distribution policy will initially be set at $0.23 per unit per month beginning with the first distribution payable following closing of the transaction.  It is anticipated that this distribution policy will result in a 2006 payout ratio of approximately 60 percent based on a commodity price forecast of US$55 WTI for oil and C$8.25 AECO for natural gas.  The New Trust anticipates that its target payout ratio on a go forward basis will be approximately 60 percent to 65 percent.

This level of New Trust distributions represents an equivalent of $0.1917 per month per Acclaim unit which represents an increase of 18 percent from the current distribution level and an equivalent of $0.23 per month per current StarPoint unit, which represents an increase of 5 percent from the current distribution level.

As closing of the transaction is anticipated for early 2006, each Trust’s monthly distribution policy will remain in accordance with previous practices through the remainder of 2005.  Existing 2005 tax guidance for each Trust also remains in effect.  The New Trust’s estimated tax guidance for Canadian shareholders in 2006 will be approximately 85 percent taxable.

NYSE Listing Application

The Combination Agreement provides that shortly following closing, the New Trust will apply to interlist its trust units on the New York Stock Exchange (NYSE).

Acclaim and StarPoint believe that a listing on the NYSE would result in improved liquidity and greater access to the US capital markets.  Management estimates that the New Trust’s foreign ownership would be approximately 25 percent if the transaction were effective today.

“Exploreco” Summary

In addition to the creation of the New Trust, unitholders of both Acclaim and StarPoint will receive common shares and warrants to acquire common shares in an exciting new, growth oriented exploration company (“Exploreco”). Exploreco will initially have production of approximately 1,000 boe/d of light oil and sweet natural gas.  The initial assets in Exploreco will be a combination of high quality growth assets from both Acclaim and StarPoint.

Exploreco will be led by StarPoint’s President and CEO, Paul Colborne, and Brett Herman, StarPoint’s VP Finance and CFO, along with the majority of the current StarPoint executive team.   The Board of Directors will initially consist of Paul Colborne, Jim Bertram, Paul Charron, Fred Coles, Brett Herman, Martin Hislop, Rob Peters, Jim Pasieka and Paul Starnino.

It is anticipated that in conjunction with the closing of the trust merger, Exploreco will seek a listing on the Toronto Stock Exchange.

Highlights of “New Trust”

Dominant Operating Position:

Access to long-life reserves and high quality production

•                  Significant and diversified asset and opportunity base across western Canada, with strong asset overlap in western and central Alberta and a dominant position in southeast Saskatchewan.

•                  A suite of high quality assets characterized by large oil and gas in place, over 900,000 net acres of undeveloped land, and exposure to some of the most notable plays in Canada, including coal bed methane in central Alberta, tight gas in northern BC, shallow tight gas in southern Alberta, waterflood and tertiary recovery enhancement in Alberta and Saskatchewan and horizontal infill optimization.

•                  A diversified proven plus probable reserve base of over 230 million boe and an RLI of approximately 9 years.

•                  High netback production with a current netback of over C$35 per boe.

•                  A technically proficient team of 400 employees in Calgary and across western Canada.

•                  A 2006 capital investment program of approximately $250 to $300 million, targeting up to 200 wells, fully funded by free cash flow, net of distributions.

•                  A large, 4-year development drilling inventory in excess of 1,100 locations, including many legacy reservoirs with considerable future development potential.

•                  A high level of control through operatorship of approximately 80 percent of production.

•                  With the increased scale of operations, the merger will create additional operating efficiencies.

Strong Financial Position:

Better Returns and Solid Balance Sheet

•                  Financial strength and flexibility that will be among the strongest in the oil and gas royalty trust sector, including a solid balance sheet, increased liquidity and greater weighting within the Provisional S&P/TSX Composite Index and the Provisional S&P/TSX Income Trust Index.

•                  Ability to lower cost of capital by accessing alternative debt markets.

•                  Opportunity to increase valuation through increased exposure to the US capital markets.

•                  Proven acquisition integration skills and effective internal systems and controls designed for growth.

•                  A payout ratio of approximately 60 percent with a focus on sustainability.

•                  Cash flows at current commodity prices of over $1 billion on an annualized basis.

•                  New Trust has arranged with BMO Nesbitt Burns for a $1.1 billion revolving, unsecured, covenant based bank facility to be made available upon successful completion of the transaction.

Unitholder Benefits:

Unlocking Inherent Value

•                  Following closing of the transaction, unitholders of both Acclaim and StarPoint will receive greater distributions than they currently do on an equivalent basis.

•                  Acclaim has the oil and gas Trust sector’s longest history for sustained distributions at 36 consecutive months, while StarPoint, since inception 10 months ago, will have increased distributions three times.  Reliability and sustainability of distributions will continue to be a fundamental priority of New Trust’s business strategy.

•                  The New Trust also intends on seeking a listing on the NYSE following closing of the transaction.

•                  The New Trust will have a greater weighting in Canadian indexation and should result in increased attention from institutional and individual investors.

•                  The increased size of the New Trust will allow it to be more competitive in pursuing and executing a strategy of diversifying its asset base.

Strategic Rationale:

Creating a New Benchmark Energy Trust

“We believe that sitting still in this dynamic market is not an option,” said Charron.  “This merger of equals provides both entities with the opportunity for a much stronger future, especially as competition for capital and assets continues.  This merger combines two Trusts that have employed similar strategies, providing considerable opportunities for synergies in properties and cost management.   This merger also brings together the people of two young and dynamic cultures, which have developed the ability to manage internal change while simultaneously growing.  The New Trust will be well positioned to succeed in the current high commodity price environment as well as in more challenging commodity price environments.”

Colborne stated, “The breadth of experience and people of the New Trust is considerable.  StarPoint grew opportunistically and assembled a large portfolio of high quality, long life, large oil and gas in place reservoirs that have significant development opportunities.  I am confident that the people of Acclaim and StarPoint together, will have the ability to manage the opportunities available on the combined asset base as well as continue to grow the opportunity set.  I believe the New Trust will be one of the best positioned trusts in the sector and I look forward to being a part of its future success.”

The following provides a proforma analysis of the New Trust:

Key Operating and Financial Information(1)	New Trust (Proforma)
Combined Current Enterprise Value	$5.5 billion
Combined Current Market Cap	$4.5 billion
Total Reserves (P+P; NI-51-101 compliant)	>230 mmboe(2)
Current Estimated Production	75,000 boe/d 58% light oil and NGLs 33% natural gas 9% heavy oil
Reserve Life Index (P+P)	Approx. 9 years
Estimated 2006 Cash Flow (based on US$55 WTI for oil and $8.25 AECO natural gas)	$900 mm $4.65 per unit (basic)
Forecasted 2006 Development Capex Program	$250 to $300 million
Monthly Distributions Per Unit	$0.23
Debt to 2006 Cash Flow	1.0x
Units Outstanding (mm; basic)	194.4
Netbacks ($/boe)	>C$35
Operating Cost ($/boe)	$8.00 (E)
G&A ($/boe)	$1.20 (E)
Undeveloped Land Base (net acres)	900,000
Drilling Locations	>1,100
# of Employees	400

Notes:

(1) All above calculations are after the effect of the transfer of assets to Exploreco.

(2) Represents the combination of Acclaim’ and StarPoint’s independent reserve reports.

A High Quality Portfolio of Long-Life, Legacy Assets

The New Trust will have approximately 900,000 acres of net undeveloped land, a drilling inventory of more than 1,100 locations and numerous opportunities for optimization and production enhancement. Initial production rates of the New Trust will be approximately 75,000 boe/d, of which approximately 80 percent is operated.

The asset overlap in key areas is advantageous to the operations of the New Trust, and will result in increased operational efficiencies and technical proficiency.   The New Trust will be the second largest producer of light oil in the province of Saskatchewan and its Alberta footprint will be significant.

The following is a description of the New Trust’s key areas:

Southeastern Saskatchewan/Williston Basin

The New Trust will be the second largest producer in the Williston Basin in Canada, with combined production of approximately 16,000 boe/d.  This district is characterized by large oil in place pools, stable light oil production and accessible upside.

The New Trust will operate 90 percent of this production in fields such as Tatagwa, Edenvale, Queensdale, Bryant, and will hold a significant, non-operated working interest position in the prolific Virden and Daly fields in southwest Manitoba.   The combined original oil in place of these major light oil pools exceeds 2 billion barrels.

Owning a majority of the facilities in this area, as well as a working interest in the Nottingham gas plant, the New Trust will have the land (110,000 net undeveloped acres, including fee simple lands), infrastructure and technology to maintain and grow reserves and production.

Southern Alberta

Combining Acclaim and StarPoint interests in southern Alberta, the New Trust will now have more than 9,000 boe/d of production in this key operating area. The New Trust will operate 90 percent of its production, focused on two main play types, shallow tight gas and medium gravity Mannville oil.  A total of 150,000 net undeveloped acres of land are included in this area.

Two key operated properties include the Countess shallow gas properties and the Countess-Alderson Mannville oil properties. The Countess shallow gas properties are characterized by long-life, stable, shallow decline production from the Medicine Hat and Milk River horizons. Current infill drilling programs combined with further down-spacing of this regional tight gas pool could lead to an additional 200 locations.

The New Trust has a 100 percent working interest in numerous Mannville oil pools in the Countess, Alderson, and Suffield areas of southern Alberta. These pools are characterized by large oil in place pools of 27 to 31 degree API crude. The New Trust has identified numerous drilling locations, waterfloods and optimization enhancements in these pools.

Central Alberta

Combining Acclaim’s expertise in deeper light oil reserves with StarPoint’s upside potential in floodable Mannville oil pools, the New Trust will have an enviable position in central Alberta.  Drawing upon 235,000 acres of net undeveloped land, the New Trust will have exposure to a number of high quality, multi-zone plays in this area, characterized by low cost reserve and production additions.

This area currently produces more than 20,000 boe/d, or 26 percent of the production of the New Trust, and is 91 percent operated.

The New Trust is currently commissioning a new gas plant in the Central area and StarPoint assets will have numerous facility upgrades to maintain and increase production.

Western

The Western district in the New Trust features flagship properties such as Mitsue, Kaybob, Willesden Green, Pembina, Pouce Coupe, Red Rock and Fort St. John.  These areas are characterized by world class large oil and gas in place reserves which have the ability to continuously outperform expectations.

Current production in the area exceeds 30,000 boe/d and is 62 percent operated.   The New Trust will have 385,000 acres net undeveloped land in this prospective, multi-zone area.

This district also contains two of the most exciting and emerging plays for the New Trust.

Acclaim’s Blackhawk lands in northeastern B.C., comprise a contiguous 100 percent working interest block of nearly 13,000 net undeveloped acres, and are viewed to be an extension of EnCana’s Cutbank Ridge play which is one of western Canada’s most exciting, new natural gas resource play types.   Test wells may be drilled as early as the fourth quarter 2005.

StarPoint and Acclaim’s land combine for an enviable position in the Doris Corbett Coal Bed Methane (CBM) play which has now been called a commercial success by Trident Exploration.  The New Trust has a land position of 57,000 net undeveloped acres surrounding the Trident lands.  The play has been tested on the lands of the New Trust with the same gas content as the neighboring field (4 to 6 bcf per section).  This land position will solidify the New Trust as a major player in the emerging Canadian CBM play.

Non-Core Asset Disposition

Subsequent to closing, the New Trust will consider a disposition program of non-core, non-strategic assets, with the potential dispositions ranging from 2,000 to 3,000 boe/d.

Exploreco – Positioned for Growth

The Exploreco management team will be led by Paul Colborne, as Chairman and CEO, and Brett Herman, as President and COO.  Additional management of Exploreco will include the majority of StarPoint’s existing management team including Eric Strachan, VP Exploration, Graham Kidd, VP Engineering and Jeremy Wallis, VP Land.

Under the arrangement, it is anticipated that the Exploreco will have initial proven plus probable reserves of more than 3 million boe, and production of approximately 1,000 boe/d.  This asset base will consist of high quality, operated, light oil and natural gas reserves and production strategically located in southeast Saskatchewan and south central Alberta.  These properties are characterized by large original oil in place reservoirs with development drilling upside of more than 30 locations.

In addition, the Exploreco is well positioned for exploration upside with more than 75,000 net acres of undeveloped land strategically located on several exciting exploration plays.  These include the new emerging Bakken light oil play in southeast Saskatchewan, step-out and development drilling opportunities in southern Alberta (following up on a number of recent Lower Mannville and Mississippian discoveries), and the exciting Nisku light oil trend in the West Pembina area of central Alberta.

Prior to the completion of the transaction, Exploreco will complete a private placement of common shares of Exploreco at an issue price equal to the net asset value of the Exploreco assets (approximately $2.44 per share), to raise approximately $7.5 million.  Based on current units outstanding, if all arrangement warrants are exercised and the private placement is fully subscribed, Exploreco will raise approximately $17.5 million.

Board Recommendations

The Boards of Directors of both Acclaim and StarPoint have unanimously approved the transaction and have concluded that the transaction is in the best interests of the Acclaim and StarPoint unitholders, respectively, and each has resolved to recommend that unitholders of Acclaim and StarPoint vote their respective units in favour of the proposed transaction.  The management and boards of Acclaim and StarPoint have agreed to vote their units in favour of the proposed transaction.

Both Acclaim and StarPoint have agreed that they will not solicit or initiate any discussions concerning the sale of material assets or the pursuit of any other business combination.  Acclaim and StarPoint have each agreed to pay a non-completion fee of $65 million to the other in certain circumstances.  In addition, each party has the right to match any competing proposal for the other, in the event such a proposal is made.

Advisors

BMO Nesbitt Burns Inc. is acting as financial advisor to Acclaim with respect to this transaction and has advised the Board of Directors of Acclaim Energy Inc. that it is of the opinion, as of the date hereof, that the consideration to be received by Acclaim unitholders is fair from a financial point of view to Acclaim unitholders.  Orion Securities Inc. is acting as financial advisor to StarPoint with respect to this transaction and has advised the Board of Directors of StarPoint Energy Ltd. that it is of the opinion, as of the date hereof, that the consideration to be received by StarPoint unitholders is fair from a financial point of view to StarPoint unitholders.

TD Securities Inc. is acting as strategic advisor to Acclaim.  FirstEnergy Capital Corp., Scotia Waterous and GMP Securities Ltd. are acting as strategic advisors to StarPoint.

Joint Conference Call and Audio Webcast

Management of Acclaim and StarPoint will host a live conference call and audio webcast at 11 am Mountain Time (1 pm Eastern Time) on Monday, September 19, 2005. To participate by telephone, in Toronto and area, call 416-695-6120 or elsewhere across North America, toll free: 1-877-888-3855.  The call will also be broadcast on the web by visiting www.acclaimtrust.com, www.spnenergy.com or www.investorcalendar.com.  An archived telephone recording of the call will be available until September 30, 2005 by calling 416-695-5275 or 1-888-509-0081.

FOR FURTHER INFORMATION PLEASE CONTACT:

Acclaim:	StarPoint:
J. Paul Charron	Paul Colborne
President and Chief Executive Officer	President and Chief Executive Officer
(403) 539-6300	(403) 268-7800

Or:

Kerklan (Kerk) Hilton	Brett Herman
Director, Investor Relations	Vice President, Finance and CFO
(403) 539-6343	(403) 268-7800

info@acclaimtrust.com	info@spnenergy.com
www.acclaimtrust.com	www.spnenergy.com

ADVISORY: Certain information regarding Acclaim Energy Trust, StarPoint Energy Trust, the New Trust and Exploreco and the transactions contemplated in this news release including management’s assessment of future plans and operations, completion of the merger and formation of Exploreco, and the listing of the securities of the New Trust and Exploreco on stock exchanges, may constitute forward-looking statements under applicable securities law and necessarily involve risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions and ability to access sufficient capital from internal and external sources; uncertainty of receiving unitholder approval for the transactions contemplated herein; failure to obtain required regulatory approvals; including stock exchange listing approvals. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect Acclaim’s and/or StarPoint’s operations or financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), at Acclaim’s website (www.acclaimtrust.com) or StarPoint’s website (www.spnenergy.com). Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and none of Acclaim, StarPoint, the New

Trust of Exploreco undertakes any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities law.

Where reserves or production are stated on a barrel of oil equivalent (BOE) basis, natural gas volumes have been converted to a barrel of oil equivalent (BOE) at a ratio of six thousand cubic feet of natural gas to one barrel of oil. This conversion ratio is based upon an energy equivalent conversion method primarily applicable at the burner tip and does not represent value equivalence at the wellhead. BOEs may be misleading, particularly if used in isolation.

This news release contains the terms “cash flow” and “netbacks” which are non-GAAP terms. Acclaim and StarPoint use these measures to help evaluate their respective performance. Acclaim and StarPoint consider netbacks a key measure as it demonstrates profitability relative to current commodity prices. Netbacks are defined on a unit of production basis as the average sales price less royalties, transportation and operating costs. Acclaim and StarPoint consider cash flow a key measure as it demonstrates the entity’s ability to pay distributions, to generate funds necessary to repay debt and to fund future growth through capital investment. Cash flow should not be considered as an alternative to, or more meaningful than, cash flow from operating activities as determined in accordance with Canadian GAAP as an indicator of the entity’s performance. References to cash flow are defined as net earnings plus non-cash expense.